
Mailstop 3233

June 15, 2016

VIA E-MAIL
Mr. Richard S. Lindahl
Chief Financial Officer
CEB Inc.
1919 North Lynn Street
Arlington, Virginia 22209

Re: **CEB, Inc.**
Form 10-K for the year ended December 31, 2015
Filed on February 29, 2016
File No. 001-34849

Dear Mr. Lindahl:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2015

Consolidated Results of Operations

Provision for Income Taxes, page 28

1.   We note you attribute the fluctuations in your provision for income taxes to various factors disclosed. For each factor, please revise future filings to quantify the impact of each factor. In addition, you indicate that you have implemented a revised corporate structure to geographically align your intellectual property with your US and global commercial operations and such realignment will yield lower effective tax rates and other operational efficiencies. Please tell us and revise future periodic filings to discuss in greater detail the revisions made to your corporate structure and how such changes will result in lower effective tax rates and operational efficiencies.

Note 16 – Income Taxes, pages 68 – 70

2.   We note that your effective tax rate in 2015 was lower than the federal statutory rate and you have outlined the primary causes.   For each factor that you have disclosed, please tell us and expand future filings to discuss each factor in greater detail to discuss the nature of each item and its effect on your income tax provision and disclosures presented. Reference is made to paragraph 740-10-50-14 of the Financial Accounting Standards Codification (ASC).

3.   Further to our previous comment, please clarify if any of these factors represent a significant component of provision for income taxes.   To the extent it does, please identify the factor as a separate component when summarizing the provision for income taxes.   Reference is made to paragraph 740-10-50-9 of the ASC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 - 3468 or me at (202) 551 - 3693 if you have any questions.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate and
Commodities